

13001000

No Act P.E. 12/19/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-24-13

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Re: The Boeing Company
Incoming letter dated December 19, 2012

Dear Mr. Lohr:

This is in response to your letter dated December 19, 2012 concerning the shareholder proposal submitted to Boeing by John Chevedden. We also have received a letter from the proponent dated December 26, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Boeing Company
Incoming letter dated December 19, 2012

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting."

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Katherine Wray
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Boeing Company (BA)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2012 company request concerning this rule 14a-8 proposal.

The compmay devotes 12 lines of text to *Pfizer Inc.* (Dec. 6, 2012). Essentially the company says that *Pfizer* should be disregarded based on a novel company concept that shareholders will be immersed in going back and forth and comparing the text of this 2013 proposal in relation to the text of this proposal topic in earlier company definitive proxy statements.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Michael F. Lohr <Michael.F.Lohr@boeing.com>



December 19, 2012

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by John Chevedden for Inclusion in The Boeing Company's 2013 Proxy Statement

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2013 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A.** The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 15, 2013.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.



THE PROPOSAL

The Proposal states:

> *Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.*

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE FALSE AND MATERIALLY MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 14, 2004). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." See *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal addresses the same general topic as the proposals included in Boeing's 2012 and 2011 proxy materials and attached as **Exhibit B** (the "Prior Proposals")—specifically, shareholders' right to act by written consent. However, the Proposal differs in two significant respects from the Prior Proposals. First, the Proposal's second sentence requires that the written consent right include "all issues that shareholders may propose." Second, the Proposal omits limiting language (*e.g.*, "to the extent that..." or "subject to") with respect to legal compliance, replacing it with an additional mandate that the written consent right covering "all issues that shareholders may propose" simply be implemented in a manner that is "consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law." While the Proponent may have intended that the Proposal's final sentence serve a similar purpose as "to the fullest extent applicable by



law" or similar language, the failure of the third sentence to in any way imply a limitation or qualification of the rest of the Proposal, together with the added requirement in the second sentence, renders the Proposal's key elements impossible to reconcile and misleading to shareholders and the Company with respect to what the Proposal requires.

Boeing cannot implement a written consent right that both "includes all issues that shareholders may propose" and is "consistent with applicable law," as certain matters that shareholders may propose would be ineligible for shareholder action.[1] As stated above, the Proposal contains no language that limits or qualifies the Proposal's scope, and the second sentence explicitly requires that the right include *all* issues that shareholders may propose. Even if "may" is interpreted as "would be permitted, while remaining consistent with applicable law" rather than "could possibly," the word "may" modifies the word "propose"—not the ability to *act*, by written consent or otherwise. In other words, at most the Proposal excludes matters a shareholder may be legally prohibited from *proposing*; it would not permit Boeing to exclude matters that a shareholder could propose but that shareholders would be prohibited from acting upon. The only way a shareholder could interpret the Proposal as seeking a written consent right subject to or otherwise limited by applicable law would be if the shareholder determined that the second sentence is completely meaningless and should be ignored. It would be unreasonable to expect Boeing shareholders—many of whom would have voted on one or more of the Prior Proposals—to simply assume that the Proposal should be interpreted as having the same meaning as the Prior Proposals and therefore to ignore a new, key element of the Proposal. Moreover, shareholders who are familiar with the Proponent's extensive experience with the Rule 14a-8 process, and specifically with written consent proposals, would be particularly unlikely to assume that the Proponent would add an entire sentence to a Rule14a-8-compliant proposal yet intend for that sentence to have no independent meaning.

The Proposal is also misleading to shareholders because it improperly suggests that the requirements of the Proposal's last two sentences can be implemented simultaneously. As stated above, the Company cannot implement a written consent right that both "includes all issues that shareholders may propose" and is "consistent with applicable law," as certain matters that shareholders may propose would be ineligible for shareholder action. In short, the Proposal incorrectly suggests to shareholders that there are no legal restrictions on the types of actions shareholders may take by written consent, and that compliance with law is merely an ancillary detail that the Company must address while implementing the Proposal's other mandates. While some shareholders may be familiar with Delaware law requirements in this area, many other shareholders considering the Proposal may not be familiar with them and would be unable to determine with reasonable certainty what actions the Proposal requires.

The Staff has previously allowed the exclusion of proposals that "would be subject to differing interpretation both by shareholders voting on the proposal and the

---

[1] For example, Section 203(a)(3) of the Delaware General Corporation Law prohibits shareholders from acting unilaterally with respect to certain business combinations with interested shareholders.



[c]ompany's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation* (Jan. 29, 1992); *see also Boeing Co.* (March 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was insufficiently defined); *R.R. Donnelley & Sons Co.* (March 1, 2012) and *Danaher* (Feb. 16, 2012) (permitting exclusion of a proposal seeking special meeting rights with a minimum share ownership percentage of 10% as well as language seeking a minimum share ownership percentage equal to the lowest percentage permitted by state law). Like the proposals cited above, this Proposal sets forth conflicting standards for implementation, yet fails to include reconciling language or otherwise indicate to shareholders what the Proposal requires. Moreover, the Staff has previously granted no-action relief in connection with proposals with similar defects, even when—as with the Proposal—the general topic addressed by the Proposal can be identified. See, e.g., *International Business Machines, Inc.* (Jan. 26, 2009) and *R.R. Donnelley & Sons Co.* (March 23, 2010), in which language in a proposal otherwise identifiable as seeking a right to call special shareholder meetings rendered the entire proposal "vague and indefinite" under Rule 14a-8(i)(3).

We note that the Staff did not concur with exclusion under Rule 14a-8(i)(3) of a similar proposal where the language of the proposal was not determined to be so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See *Pfizer Inc.* (Dec. 6, 2012). However, as stated above, the only interpretation of the Proposal that would permit shareholders to understand the nature of the Proposal requires that a key substantive element of the Proposal be completely ignored. This context is particularly important for Boeing's shareholders, as shareholders who voted on, and are familiar with, the Prior Proposals would reasonably conclude that the second sentence was intended to be important to the Proposal and should not simply be ignored in order to render the Proposal coherent.

Given that Boeing could not implement the Proposal in a way that both included "all issues that shareholders may propose" and was "consistent with applicable law," and that the Proposal does not even attempt to reconcile its inherently contradictory language, the Company believes that shareholders considering the Proposal would have no way to know what they are being asked to vote on. Further, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. As such, the Company believes that the Proposal may be omitted in reliance on Rule 14a-8(i)(3).

The Proponent should not be permitted to revise the Proposal. As the Staff has noted in Legal Bulletin 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff has had a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." However, the Staff has



explained that it is appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." Based on prior written consent proposals submitted by the Proponent that did not include a requirement that the written consent right address all issues that shareholders may propose, including the written consent proposal included in Boeing's 2012 proxy materials, it is clear that the second sentence of the Proposal is an additional key, substantive component of the Proposal. Accordingly, because the Proposal would require substantive revisions in order to comply with Rule 14a-8, the Company requests that the Staff agree that the Proposal should be excluded from the Proxy Materials in its entirety.

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,



Michael F. Lohr
Corporate Secretary

Enclosures

cc: John Chevedden



Exhibit A

The Proposal and All Related Correspondence

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 16, 2012 2:27 PM
To: Lohr, Michael F; GRP CSO
Cc: Towle, Elizabeth C; Krueger, Dana
Subject: Rule 14a-8 Proposal (BA)``
Attachments: CCE00008.pdf

Mr. Lohr,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

REVISED NOV. 16, 2012

Dear Mr. McNerney,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

October 19, 2012
Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

[BA: Rule 14a-8 Proposal, October 14, 2012, Revised November 16, 2012]

Proposal 4* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. James McRitchie and William Steiner have submitted proposals on this topic to a number of major companies.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Proposal 4.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, October 14, 2012 2:07 PM
To: Lohr, Michael F
Cc: Towle, Elizabeth C; Krueger, Dana
Subject: Rule 14a-8 Proposal (BA)``
Attachments: CCE00000.pdf

Mr. Lohr,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

Octber 14, 2012
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

[BA: Rule 14a-8 Proposal, October 14, 2012]

Proposal 4* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law.

Adoption of this proposal can best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Proposal 4.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NATIONAL
FINANCIAL℠

October 15, 2012

John R. Chevedden
Via facsimile to OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100 shares of the Boeing Co. (CUSIP: 097023105, trading symbol: BA), 100 shares of Honeywell International, Inc. (CUSIP: 438516106, trading symbol: HON) and 100 shares of General Dynamics Corp. (CUSIP: 369550108, trading symbol: GD) since October 1, 2011. I can also confirm that Mr. Chevedden has continuously owned no less that 60 shares of United Parcel Service (CUSIP: 911312106, trading symbol: UPS) since October 13, 2011. The above referenced shares are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W893750-15OCT12



Exhibit B

The Prior Proposals

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>

[BA: Rule 14a-8 Proposal, November 9, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 2, 2010
Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829

[BA: Rule 14a-8 Proposal, November 2, 2010]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $19 million for CEO James McNerney.

The Corporate Library expressed concern regarding Mr. McNerney's very high levels of pension gains over the past few years (more than $5.7 million in 2009 – nearly triple his base salary and more than the combined salaries of the other named executive officers – and more than $11 million for the past three years).

On top of this, Mr. McNerney's base salary was already 93% over the IRC tax deductibility limit and he continued to receive such generous perks as personal use of private jets ($436,478 in 2009). There were many discretionary elements in the following: short-term incentive plan, allotments of long-term equity, and golden hello and retention awards.

Also, our company uses one of the same performance metrics – economic profit goals – for both its annual and long-term incentives and effectively rewarded executives twice for the same metric. Furthermore, stock options and restricted stock units vested after only three years and performance awards are based on only three-year performance periods.

Finally, Mr. McNerney was entitled to a cash severance of $15 million and a total of more than $31 million upon a termination following a change in control. Such actions are not reflective of an executive pay program that is well-aligned with shareholder interests.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent in order to initiate improved corporate governance and financial performance: Yes on 3.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***